SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                               Newport Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.1167 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

--------------------------------------------------------------------------------
                                   651824 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                           Thermo Electron Corporation
                                 81 Wyman Street
                          Waltham, Massachusetts 02451
                                 (781) 622-1000


--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 29, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                               (Page 1 of 5 Pages)



           CUSIP NO. 651824 10 4                       13D
============================================                          ===============================================
                                                                                                  PAGE 2 OF 5 PAGES
============================================                          ===============================================
============================================================================================================================
1                         NAMES OF REPORTING PERSONS
                          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          Thermo Electron Corporation
                          04-2209186
-------------- --------------------------------------------------------------------------------------------------------------
2                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                 (a)
                                                                                                            (b)
-------------- --------------------------------------------------------------------------------------------------------------
3                         SEC USE ONLY
-------------- --------------------------------------------------------------------------------------------------------------
4                         SOURCE OF FUNDS*

                          SC
-------------- --------------------------------------------------------------------------------------------------------------
5                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

                          PURSUANT TO ITEMS 2(d) or 2(e)
-------------- --------------------------------------------------------------------------------------------------------------
6                         CITIZENSHIP OR PLACE OF ORGANIZATION

                          Delaware
============== ==============================================================================================================
                                                              7        SOLE VOTING POWER
                NUMBER OF SHARES
                  BENEFICIALLY                                         0
                 OWNED BY EACH                    --------- -----------------------------------------------------------------
                REPORTING PERSON
                      WITH                                    8        SHARED VOTING POWER

                                                                       0
                                                  --------- -----------------------------------------------------------------

                                                              9        SOLE DISPOSITIVE POWER

                                                                       0
                                                  --------- -----------------------------------------------------------------

                                                             10        SHARED DISPOSITIVE POWER

                                                                       0
============ ================================================================================================================
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0
------------ ----------------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*

------------ ----------------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.0%
------------ ----------------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             CO
============ ================================================================================================================
                                                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


     Thermo Electron Corporation, a Delaware corporation (the "Reporting Person"), hereby amends its statement on Schedule 13D relating to the common stock, par value $0.1167 per share (the "Common Stock"), of Newport Corporation, a Nevada corporation (the "Company").

Item 2. Identity and Background.

     Item 2 is hereby amended and restated as follows:

     This Amendment is being filed by the Reporting Person pursuant to Rule 13d-2 to reflect the change of information previously reported under Items 5, 6 and 7 of its Schedule 13D, as amended.

     The principal business address and principal office address of the Reporting Person is 81 Wyman Street, Waltham, Massachusetts 02451.

     The Reporting Person is a leading provider of analytical instruments used in a broad range of applications, from life science, drug discovery, clinical, environmental and industrial laboratories to a variety of manufacturing processes and in-the-field applications, including those associated with safety and homeland security.

     Appendix A attached hereto sets forth with respect to each executive officer and director of the Reporting Person the following information:

     (a)  name;
     (b)  business address;
     (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
     (d)  citizenship.

     To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

     During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                               (Page 3 of 5 Pages)

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a) As of the date of this Amendment, the Reporting Person entered into a Stock Purchase Agreement with the Company pursuant to which it sold all of its shares to the Company. As a result of this transaction, the Reporting Person no longer owns any shares and the Stockholder Agreement between the Reporting Person and the Company was terminated. To the best knowledge of the Reporting Person, none of the parties named in Appendix A own any shares of the Company.

     (c) Except as described above in paragraph (a) of this Item 5, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Appendix A, has effected any transactions in the Company's Common Stock during the past 60 days.

     (d) None.

     (e) June 29, 2005


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The response to Item 5 is incorporated herein by reference.


Item 7. Material to be Filed as Exhibits.

     The following document is filed as an Exhibit to this Schedule 13D.

     Exhibit No. Description

     99.3 Stock Purchase Agreement, dated as of June 29, 2005, by and between the Company and the Reporting Person.

                               (Page 4 of 5 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        THERMO ELECTRON CORPORATION



Date:  June 30, 2005                         /s/ Peter M. Wilver
                                        ----------------------------------------
                                        By:  Peter M. Wilver
                                        Its: Vice President and Chief
                                             Financial Officer



                               (Page 5 of 5 Pages)

                                   APPENDIX A

     The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02451.

John L. LaMattina:                                    Director, Thermo Electron

     Dr. LaMattina is a senior vice president of Pfizer Inc., a pharmaceutical company, and the president of Pfizer Global Research and Development. His business address is 50 Pequot Avenue, New London, Connecticut 06230.

Peter J. Manning:                                      Director, Thermo Electron

     Mr. Manning is a director of Safety Insurance Group Inc.

Jim P. Manzi:                                          Director, Thermo Electron

     Mr. Manzi is the Chairman of the Board of Thermo Electron and the Chairman of Stonegate Capital, a firm he formed to manage private equity investment activities in technology start-up ventures primarily related to the Internet.

Robert A. McCabe:                                      Director, Thermo Electron

     Mr. McCabe is the Chairman of Pilot Capital Corporation, a firm engaged in private investments.

Robert W. O'Leary:                                     Director, Thermo Electron

     Mr. O'Leary is the Chairman of Valeant Pharmaceuticals International, a research-based global pharmaceutical company. His business address is 3300 Hyland Avenue, Costa Mesa, California 92626.

Michael E. Porter:                                    Director, Thermo Electron

     Dr. Porter is the Bishop William Lawrence University Professor at the Harvard Business School and a leading authority on competitive strategy and international competitiveness. His business address is Harvard Business School, Soldiers Field Road, Boston, Massachusetts 02163.

Elaine S. Ullian:                                      Director, Thermo Electron

     Ms. Ullian is president and chief executive officer of Boston Medical Center, a 550-bed academic medical center affiliated with Boston University. Her business address is Boston Medical Center, Talbot 1, One Boston Medical Center Place, Boston, Massachusetts 02118-2393.


                                  (Page A - 1)

Marijn E. Dekkers:      Director, President and Chief Executive Officer,
                        Thermo Electron

         Mr. Dekkers is a citizen of The Netherlands.

Guy Broadbent:                 Vice President, Thermo Electron

         Mr. Broadbent is a citizen of the United Kingdom.

Marc N. Casper:         Senior Vice President, Thermo Electron

Seth H. Hoogasian:      Vice President, General Counsel and Secretary,
                        Thermo Electron

Peter E. Hornstra:      Corporate Controller and Chief Accounting Officer,
                        Thermo Electron

Stephen G. Sheehan:     Vice President, Human Resources, Thermo Electron

Peter M. Wilver:        Vice President and Chief Financial Officer,
                        Thermo Electron

                                  (Page A - 2)

                                                                    Exhibit 99.3

                            STOCK PURCHASE AGREEMENT


     THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made effective as of June 29, 2005, by and between Newport Corporation, a Nevada corporation (the
"Company")  and  Thermo  Electron  Corporation,   a  Delaware  corporation  (the
"Seller").

     WHEREAS, the Seller owns, beneficially and of record, 3,220,300 shares (the "Shares") of the Company's common stock, $0.1167 par value per share (the "Common Stock"); and

     WHEREAS, the Seller desires to sell and the Company desires to purchase the Shares for the consideration, and on the terms, set forth in this Agreement.

     NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties and covenants set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:


     1. Purchase of Shares. Subject to the terms and conditions of this Agreement, the Seller hereby agrees to sell to the Company, and the Company hereby agrees to purchase from the Seller, the Shares for an aggregate purchase price of $43,683,368.00 (the "Purchase Price").

     2. Closing; Delivery of Shares. The closing of the purchase and sale of the Shares shall take place at the offices of the Company, 1791 Deere Avenue, Irvine, California 92606, concurrently with the execution and delivery of this Agreement (the "Closing"). At the Closing, the Seller shall deliver to the Company a certificate or certificates representing the Shares, duly endorsed or accompanied by stock powers duly executed in blank and otherwise in form reasonably acceptable for transfer on the books of the Company, against payment of the purchase price therefor by wire transfer of immediately available funds to an account designated by the Seller.

     3. Termination of Stockholder Agreement. Effective as of the date hereof, and without requiring any further action on behalf of the parties, the Seller and the Company hereby agree and acknowledge that the Stockholder Agreement, dated July 16, 2004, by and between the Company and the Seller shall automatically terminate and be of no further force and effect and that neither party shall have any further rights, liabilities, obligations or remedies available thereunder.

     4. Representations and Warranties of Seller. Seller hereby represents and warrants and covenants to the Company as follows:

          (a)  Authorization.  All corporate  actions on the part of the Seller, its officers, directors, and stockholders necessary for the authorization, execution, and delivery of this Agreement and the performance of all obligations of the Seller hereunder have been taken. This Agreement constitutes a valid and legally binding obligation of the Seller, enforceable in accordance with its terms, except as limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, and (b) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

     (b) Title to Shares. The Seller is the record and beneficial owner of the Shares, free and clear of all liens, claims, encumbrances, pledges, options and any other adverse interests, restrictions on transfer or defects in title of any kind or nature whatsoever, except for restrictions on transfer imposed by federal and state securities laws. The Shares held by the Seller will be conveyed to the Company hereunder free and clear of all liens, claims, encumbrances, pledges, options and any other adverse interests, restrictions on transfer or defects in title of any kind or nature whatsoever, except for restrictions on transfer imposed by federal and state securities laws.

     (c) No Conflict. The execution and delivery by the Seller of this Agreement and the performance by the Seller of its obligations hereunder do not require the Seller to obtain any consent, approval or action of, or make any filing with or give any notice to, any corporation, person or firm or any public, governmental or judicial authority that has not already been obtained prior to the date hereof or not required to be obtained until after the date hereof.

     (d) Disclosure of Information. Seller has had an opportunity to discuss the Company's business and financial affairs with the Company's management and the opportunity to inspect Company facilities and such books and records and material contracts as Seller deemed necessary to its determination to sell the Shares. The Seller has such knowledge and experience in financial or business matters and with respect to the Company's business, financial condition, operating results and prospects, that it is capable of evaluating the merits and risks of the sale contemplated by this Agreement. Based on the knowledge and experience of the Seller, the Seller has reviewed the merits and risks of the transaction contemplated by this Agreement, and, where necessary, has reviewed all material information made available to it. The Seller has been advised to, and given the opportunity to, consult with counsel of its own choosing with respect to this Agreement and has not relied upon counsel for the Company in connection with this Agreement. Nothing in this Section 4(d) shall lessen or obviate the representations and warranties of the Company set forth in this Agreement.

     5. Representations and Warranties of the Company. The Company hereby represents and warrants to the Seller as follows:

     (a) Authorization. All corporate actions on the part of the Company, its officers, directors, and stockholders necessary for the authorization, execution, and delivery of this Agreement and the performance of all obligations of the Company hereunder have been taken. This Agreement constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms, except as limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (b) laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (c) state and federal securities laws with respect to rights to indemnification or contribution.

     (b) No Conflict. The execution and delivery by the Company of this Agreement and the performance by the Company of its obligations hereunder do not require the Company to obtain any consent, approval or action of, or make any filing with or give any notice to, any corporation, person or firm or any public, governmental or judicial authority that has not already been obtained prior to the date hereof or not required to be obtained until after the date hereof.

     (c)  Disclosure  of  Information.  The  Company's  (i) Proxy  Statement  on
Schedule 14A for its 2005 Annual Meeting of Stockholders, (ii) Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and (iii) other documents, including the exhibits thereto, filed with the Securities and Exchange Commission ("SEC") since December 31, 2004 pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (collectively, the "SEC Reports"), as of the date of their respective filings with the SEC, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Company's knowledge and except as otherwise previously disclosed to the Seller, no fact or circumstance exists as of the date hereof which would cause the SEC Reports to contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     6. Miscellaneous.

     (a) Entire Agreement; Amendment. This Agreement embodies all of the agreements and understandings of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements or understandings, written or oral, with respect thereto. The parties agree to execute such further instruments and to take such further instruments and to take such further action as may be reasonably necessary to carry out the intent of this Agreement. This Agreement may not be amended or modified, except by a written instrument signed by all of the parties affected thereby. No waiver of any right hereunder shall be effective unless it is given in a written document or instrument signed by the party waiving such right.

     (b) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California. The parties agree that any dispute arising under this Agreement shall be subject to the jurisdiction of the applicable state or federal courts in California and the parties hereby consent to the jurisdiction of such courts.

     (c) Headings. The paragraph headings included herein are for convenience of reference only and shall not be considered in, and shall not affect, the interpretation or application of any of the provisions hereof.

     (d) Counterparts. This Agreement may be executed in separate counterparts, each of which shall constitute one and the same agreement and, provided that each of the parties hereto has executed and delivered at least one such counterpart, this Agreement shall be effective even if all of the parties have not executed the same counterpart of this Agreement.

     (e) Successors and Assigns. The provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

     (f) Expenses. Each party agrees to pay its own costs and expenses that such
party  incurs  with  respect  to  the  negotiation,   execution,   delivery  and
performance of this Agreement.

     (g) Severability. Any provision of this Agreement that is declared by a court of competent jurisdiction to be illegal, unenforceable or invalid, shall be ineffective to the extent of such illegality, unenforceability or invalidity, but any such provision shall be enforced to the fullest extent possible to avoid such illegality, unenforceability or invalidity, and each other provision of this Agreement shall continue in full force and effect.

                            [Signatures on Next Page]

     IN WITNESS WHEREOF, the undersigned have executed this Stock Purchase Agreement as of the date first written above.


                                NEWPORT CORPORATION


                                By:    /s/ Jeffrey B. Coyne
                                       -----------------------------------------
                                       Jeffrey B. Coyne,
                                       Senior Vice President and General Counsel



                                THERMO ELECTRON CORPORATION


                                By:    /s/ John A. Piccione
                                       -----------------------------------------
                                       John A. Piccione
                                       Assistant Secretary

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